# Account Statement Guide

DODGE & COX FUNDS

This guide is designed to assist you in understanding the various sections of your Account Statement.

## PORTFOLIO OVERVIEW – A consolidated view of all activity within your Dodge & Cox Funds portfolio.

**A Portfolio Summary**
Reconciles beginning and ending account values, displays additions and reductions, and shows the change in market value for the statement period.

**B Sidebar Notes**
Provides important information or current events that may impact your Dodge & Cox Funds accounts.

**C Shareholder News**
Displays messages to keep you up-to-date about your portfolio and important information concerning the Dodge & Cox Funds.

DODGE & COX FUNDS

Quarterly Statement
01/01/2009 through 03/31/2009

How to Reach Us

ONLINE

STATE STREET BANK & TRUST CO
CUST FOR THE IRA
D. C. SHAREHOLDER

PORTFOLIO OVERVIEW

Total Portfolio Value as of 03/31/2009 $8,850.00

A Portfolio Summary

| | Value this Quarter 01/01/2009 - 03/31/2009 |
|---|---|
| **Beginning Value** | **$8,000.00** |
| Purchases | $1,000.00 |
| Dividends Reinvested | |
| | $0.00 |

B April 15th is quickly approaching. Visit our website, www.dodgeandcox.com, for 2008 tax information.

C Shareholder News

Welcome to your redesigned Account Statement

## INVESTMENT OVERVIEW – An at-a-glance view of investment activity by account.

**D Account Summary**
Provides a snapshot of your account activity for the statement period.

**E IRA Recap** *(IRA accounts only)*
Shows contribution and withdrawal activity for the prior and current tax years.

01/01/2009 through 03/31/2009

INVESTMENT OVERVIEW

D Account Summary

| Fund Name Fund/Account Number | Beginning Value as of 01/01/2009 | Purchases Transfers In Exchanges In | Dividends & Capital Gains Reinvested | Redemptions/Fees Transfers Out Exchanges Out | Change in Market Value = | Ending Value as of 03/31/2009 |
|---|---|---|---|---|---|---|
| **Dodge & Cox Balanced Fund** | | | | | | |
| 146/123456789 | $8,000.00 | $1,000.00 | $50.00 | $0.00 | -$200.00 | $8,850.00 |
| **Total** | **$8,000.00** | **$1,000.00** | **$50.00** | **$0.00** | **-$200.00** | **$8,850.00** |

E IRA Recap

CONTRIBUTIONS
Fund Name
Fund/Account Number | Prior Tax Year

WITHDRAWALS
Fund Name

## ACCOUNT DETAILS – A more detailed view of each account's information and transactions within your portfolio.

**F Account Information and Account Owner**
Displays specific account registration information for each account.

**G Account Summary**
Shows the ending value of the account. For taxable accounts, average cost basis information is provided, if available.

**H Fund Distributions**
Shows year-to-date distributions paid for the account.

**I IRA Contributions** *(IRA accounts only)*
Provides details on contributions for the prior and current tax years for the account.

**J Transactions This Period**
Provides an in-depth look at all statement activity on a specific account. This section details every transaction (e.g., purchases, redemptions, dividends, and exchanges).



### ACCOUNT DETAILS

#### Dodge & Cox Balanced Fund

F ACCOUNT INFORMATION

| | |
|---|---|
| **Account Number** | 123456789 |
| **Account Type** | Retirement |
| **Fund Number** | 146 |
| **Ticker Symbol** | DODBX |
| **CUSIP** | 256201104 |

ACCOUNT OWNER
STATE STREET BANK & TRUST CO
CUST FOR THE IRA
D. C. SHAREHOLDER

G ACCOUNT SUMMARY

| | |
|---|---|
| Shares Owned | 196.67 |
| Share Price | $45.00 |
| **Ending Value** | **$8,850.00** |

H FUND DISTRIBUTIONS

| | Year-to-Date |
|---|---|
| Dividends | $50.00 |
| Short-Term Capital Gains | $0.00 |
| Long-Term Capital Gains | $0.00 |
| **Total** | **$50.00** |

I IRA CONTRIBUTIONS

| | Amount |
|---|---|
| Prior Tax Year | $0.00 |
| Current Tax Year | $0.00 |
| Rollover (Year-to-date) | $0.00 |

J TRANSACTIONS THIS PERIOD

| Trade Date | Description | Amount | Share Price | Shares |
|---|---|---|---|---|
| | **Beginning Share Balance as of 01/01/2009** | | | |
| 03/25/2009 | DIV REINVEST | | | |

## INVEST BY MAIL – An easy way to make purchases into your existing Dodge & Cox Funds account. Please use the appropriate Invest by Mail stub when purchasing shares.

**K Account Information and Account Owner**
Indicates the Fund and account into which the shares will be purchased.

**L Investment Amount**
Fill in the amount of the purchase.



DODGE & COX FUNDS

**Invest by Mail**

MAIL: Dodge & Cox Funds
c/o Boston Financial Data Services
P.O. Box 8422
Boston, MA 02266-8422

Please make checks payable to Dodge & Cox Funds and include your fund name and account number on the check. **Third party checks, money orders and traveler's checks will not be accepted.**

#### Dodge & Cox Balanced Fund

K ACCOUNT INFORMATION
*Fund Number* 146
*Account Number* 123456789

ACCOUNT OWNER
STATE STREET BANK & TRUST CO
CUST FOR THE IRA
D. C. SHAREHOLDER

| *Contribution Type* | *Investment Amount* (L) | |
|---|---|---|
| Current Tax Year Contribution | $ | ($100 minimum) |
| Prior Tax Year Contribution | $ | ($100 minimum) |
| Rollover | $ | |

### CONTACT US

A Client Services Representative can answer questions concerning the new Account Statement. For more information, please call 1-800-621-3979.

### ELECTRONIC DELIVERY

Your Fund Reports, Account Statements, Tax Forms, and Confirmation Statements can be delivered to you electronically. Sign up for electronic delivery by visiting our web site, www.dodgeandcox.com, and accessing your account.

*An investor should carefully consider a Fund's investment objectives, risks, charges and expenses carefully before investing. This and other important information on Dodge & Cox Funds can be found in the prospectus. To obtain a prospectus, please call 1-800-621-3979, or visit www.dodgeandcox.com. Please read the prospectus carefully before investing.*

# Relative Performance Results –Rolling 1-Year and 3-Year Returns

## Dodge & Cox Income Fund

**Income Fund Relative Performance vs Barclays Capital Aggregate Bond Index (BCAG)**
Rolling 1-Year and 3-Year (Annualized) Relative Returns (based on quarterly returns)



3.00
1.00
(1.00)
(3.00)
(5.00)
(7.00)
Total Return Difference (%)
3 Year Difference Income Fund vs BCAG
1 Year Difference Income Fund vs BCAG
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08

SEC Standardized Total Returns for Income Fund as of 3/31/09: 1 Year -0.59%; 5 Years 2.72%; 10 Years 5.21%

*Fund total returns are net of expenses and include reinvestment of dividends and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Barclays Capital Aggregate Bond Index is a broad-based, unmanaged index composed of investment-grade fixed income securities. Index returns include interest income and, unlike Fund returns, do not reflect fees or expenses.*

*Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.*